February 20, 2013

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.
Form 10-K for the Year Ended January 1, 2012
Filed March 1, 2012
Form 8-K
Filed January 7, 2013
Response dated January 25, 2013
File No. 1-14260

Dear Mr. Decker:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated February 6, 2013, regarding the above referenced Form 8-K filed January 7, 2013 (the “Form 8-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 8-K Filed January 7, 2013

Exhibit 99.2

1.	You completed all of the necessary restructuring steps enabling you to operate in compliance with the real estate investment trust rules of the Internal Revenue Code beginning January 1, 2013, including the divestiture of the equity interests in GEO Care, Inc. We note that the GEO Care segment represented approximately 24% of total operating income from segments and 26% of total revenues for the fiscal year ended January 1, 2012. In addition, the GEO Care segment represented 26% of total segment assets at January 1, 2012. In this regard, please tell us what consideration you gave to providing pro forma financial information reflecting the impact of the divestiture as well as the conversion to a real estate investment trust. Refer to Items 2.01 and 9.01 of the Form 8-K.

Response:

In response to the Staff’s comment, GEO would like to clarify certain details of the Company’s divestiture of the equity interests of GEO Care, Inc. As previously disclosed in the Company’s Form 10-K, GEO conducts its business through four reportable business segments: the U.S. Corrections & Detention segment, the GEO Care segment, the International Services segment and the Facility Construction & Design segment. Additionally, the Company disclosed in the Form 10-K that the GEO Care reporting segment consists of the following four operating segments: Residential Treatment Services which consists of the GEO Care, Inc. legal entity, Community Based Services, Youth Services and BI.

Mr. Rufus Decker, Accounting Branch Chief

February 20, 2013

As the staff indicated and as the Company disclosed in the Form 8-K, the Company divested 100% of its interest in the GEO Care, Inc. legal entity on December 31, 2012 and entered into a five-year licensing agreement to allow the new owners to use the GEO Care service mark and domain name. The divestiture of GEO Care, Inc. was not equivalent to the divestiture of the Company’s entire GEO Care reporting segment. The divested business (GEO Care, Inc.) was comprised of Residential Treatment Services and a correctional health care services business operating in publicly operated prisons in the State of Victoria, Australia. Residential Treatment Services held six managed-only health care facility contracts, totaling 1,970 beds, and provided correctional mental health services for the Palm Beach County, Florida jail system. The correctional health care services business operating in publicly operated prisons in the State of Victoria, Australia was part of the International Services reporting segment. The GEO Care reporting segment has been renamed GEO Community Services and now consists of the following three operating segments Community Based Services, Youth Services and BI.

The divested business of GEO Care, Inc. (the Residential Treatment Services operating segment) represented less than ten percent of total operating income from segments, less than ten per cent of total revenues for the fiscal year ended January 1, 2012 and less than ten per cent of total segment assets at January 1, 2012.

Prior to the divestiture of GEO Care, Inc., the Company did consider the disclosure requirements required by Items 2.01 and 9.01 of Form 8-K. Based on the assets that were actually divested and the application of the assets test and the significant business test referenced in the instructions to Item 2.01 of Form 8-K and the significant subsidiary tests set forth in Rule 210.1-02(w) of Regulation S-X, the Company concluded that the assets did not qualify as a significant amount of assets; therefore, the Company determined that it was not required to provide pro forma financial information reflecting the impact of the divestiture.

As a result of the above analysis, the Company believes that the appropriate disclosure regarding the divestiture of GEO Care, Inc. was provided on the Form 8-K.

Mr. Rufus Decker, Accounting Branch Chief

February 20, 2013

We believe the response provided above fully addresses the Staff’s comment. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely, AKERMAN SENTERFITT

/s/ Jose Gordo
Jose Gordo For the Firm

cc:	Securities and Exchange Commission

Jeanne Baker, Assistant Chief Accountant

Nudrat Salik, Staff Accountant

The GEO Group, Inc.

John J. Bulfin, Esq., Senior Vice President and General Counsel

Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman Senterfitt

Stephen K. Roddenberry, Esq.

Esther L. Moreno, Esq.